Free Writing Prospectus dated July 19, 2021
Filed pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement dated July 19, 2021
Registration Statement No. 333-254037

Brickell Biotech Increases Previously Announced Bought Deal Offering of Common Stock to $7.0 Million
BOULDER, CO – July 19, 2021 – Brickell Biotech, Inc. (Nasdaq: BBI) (the “Company” or “Brickell”), clinical-stage pharmaceutical company focused on developing innovative and differentiated prescription therapeutics for the treatment of debilitating skin diseases, today announced that, due to demand, the underwriter has agreed to increase the size of the previously announced public offering and purchase on a firm commitment basis 11,290,323 shares of common stock of the Company at a price to the public of $0.62 per share, less underwriting discounts and commissions. The closing of the public offering is expected to occur on or about July 22, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The Company has granted to the underwriter a 30-day option to purchase up to an additional 1,693,548 shares of common stock at the public offering price, less underwriting discounts and commissions.

The gross proceeds of the offering are expected to be approximately $7.0 million, before deducting underwriting discounts and commissions and offering expenses payable by Brickell and assuming no exercise of the option to purchase additional shares. The Company intends to use the net proceeds of the offering for research and development, including clinical trials, working capital and general corporate purposes.

The shares of common stock described above are being offered by the Company pursuant to a "shelf" registration statement on Form S-3 (File No. 333-254037) filed with the Securities and Exchange Commission (“SEC”) and declared effective on March 17, 2021. The offering of the shares of common stock is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and the accompanying prospectus relating to the offering have been filed with the SEC and are available on the SEC's website at www.sec.gov. Electronic copies of the preliminary prospectus supplement and the accompanying prospectus, and the final prospectus supplement and accompanying prospectus, when available, may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by e-mail at placements@hcwco.com or by calling (212) 856-5711.

This announcement is neither an offer to sell, nor a solicitation of an offer to buy, any of these securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such offer, solicitation, or sale is unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer, if at all, will be made only by means of the prospectus forming a part of the effective registration statement.

About Brickell

Brickell Biotech, Inc. is a clinical-stage pharmaceutical company focused on the development of innovative and differentiated prescription therapeutics for debilitating skin diseases with a focus on its lead asset sofpironium bromide for the treatment of hyperhidrosis. Brickell’s executive management team and board of directors bring extensive experience in product development and global commercialization, having served in leadership roles at large global pharmaceutical companies and biotechs that have developed and/or launched successful products, including several that were first-in-class and/or achieved iconic status, such as Cialis®, Taltz®, Gemzar®, Prozac®, Cymbalta® and Juvederm®. Brickell’s strategy is to leverage this experience to in-license, acquire, develop and commercialize innovative and differentiated pharmaceutical products that Brickell believes can be successful in the marketplace and transform lives by solving currently unmet patient needs.

Cautionary Note Regarding Forward-Looking Statements

Any statements made in this press release relating to our expectations regarding the completion, timing and size of the offering and the anticipated use of net proceeds are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In addition, when or if used in this press release, the words “may,” “could,” “should,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict,” “potential,” “look forward” and similar expressions and their variants, as they relate to Brickell, may identify forward-looking statements. Brickell cautions that these forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time, often quickly and in unanticipated ways. Important factors that may cause actual results to differ materially from the results discussed in the forward-looking statements or historical experience include risks and uncertainties, including without limitation, market conditions and the satisfaction of customary closing conditions related to the offering. Further information on the factors and risks that could cause actual results to differ from any forward-looking statements are contained in Brickell’s filings with the United States Securities and Exchange Commission. The forward-looking statements represent the estimates of Brickell as of the date hereof only, and Brickell specifically disclaims any duty or obligation to update forward-looking statements.

Brickell Investor Contact:
Dan Ferry
LifeSci Advisors
(617) 430-7576
daniel@lifesciadvisors.com